Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,
	2012	2011
	(Restated)	(Restated)	2010	2009	2008
Consolidated earnings	$135,055	$182,310	$182,291	$168,768	$131,608
Consolidated fixed charges	115,643	166,130	156,137	125,788	117,917

Ratio of consolidated earnings to fixed charges	1.2x	1.1x	1.2x	1.3x	1.1x

Calculation of consolidated earnings:
Income from continuing operations before income taxes and equity in earnings (losses) of Affiliates Insurance Company	$19,412	$16,180	$26,154	$42,980	$13,691
Fixed charges	115,643	166,130	156,137	125,788	117,917

Consolidated earnings	$135,055	$182,310	$182,291	$168,768	$131,608

Calculation of consolidated fixed charges:
Interest expense	$6,390	$4,171	$2,945	$4,235	$6,070
Amortization of debt discounts / premium	206	83	—	—	34
Amortization of deferred finance costs	107	123	100	130	233
Estimated interest component of rent expense	108,940	161,753	153,092	121,423	111,580
Fixed charges	$115,643	$166,130	$156,137	$125,788	$117,917